JETPACK AVIATION
STATEMENT OF CASH FLOWS
NOVEMBER 1, 2016
(unaudited)

As prepared by Jetpack Aviation, Inc.

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$ -
Net cash used in operating activities	-
Increase (decrease) in cash and cash equivalents	-
Cash and cash equivalents, upon inception	-
Cash and cash equivalents, upon inception	$ -
Supplemental disclosures of cash flow information:	
Cash paid for interest	$ -
Cash paid for income taxes	$ -